

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Lingyi Kong
Chief Executive Officer
Erayak Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

>   **Re: Erayak Power Solution Group Inc.**
>   **Registration Statement on Form F-3**
>   **Filed March 28, 2024**
>   **File No. 333-278347**

Dear Lingyi Kong:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed March 28, 2024

Information Incorporated by Reference, page 71

1. Please revise this section to include the language required by Item 6(b) of Form F-3.

General

2. We note you incorporated consolidated financial statements for the years ended December 31, 2022 and 2021 into this F-3. Please note that per Item 8.A.4 of Form 20-F, the last year of audited financial statements may not be older than 15 months at the time of the offering or listing. Accordingly, please update your financial statements.

3.   Your fee table, prospectus and legal opinions must cover each security and transaction you intend to register. Your prospectus cover page refers to share purchase contracts and units, which are not in your fee table. Additionally, your legal opinions refer only to issuances of shares and debt securities but none of the other securities in your prospectus or fee table. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William Rosenstadt